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                         BEHRINGER HARVARD REIT I, INC.
                       SUPPLEMENT NO. 6 DATED MAY 12, 2004
                    TO THE PROSPECTUS DATED FEBRUARY 19, 2003

       This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated February 19, 2003, as supplemented and amended by Supplement No. 1 dated May 14, 2003, Supplement No. 2 dated June 3, 2003, Supplement No. 3 dated October 20, 2003, Supplement No. 4 dated January 15, 2004, and Supplement No. 5 dated April 7, 2004. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

       The purpose of this supplement is to describe the following:

              (1) the status of the offering of shares in Behringer Harvard REIT I; and

              (2) revisions to the "Investment Objectives and Criteria - Real Property Investments" section of the prospectus to describe the acquisition of a tenant in common interest in Enclave on the Lake, a 6-story office building located in Houston, Texas;

              (3) revisions to the "Description of Shares - Share Redemption Program to provide for the redemption of shares held by a revocable grantor trust upon the death of the grantor;

STATUS OF THE OFFERING

       We commenced our initial public offering of shares of our common stock on February 19, 2003. We have accepted investors' subscriptions received through May 3, 2004 and issued 2,965,073 shares of our common stock to stockholders, with gross proceeds of $29,201,950 distributed to us. We have special escrow accounts for subscriptions from residents of Nebraska and Pennsylvania. The conditions of those special escrow accounts have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of those states. For additional information, see the "Plan of Distribution - Subscription Process" section of the prospectus beginning on page 129.

REAL PROPERTY INVESTMENTS

       The section captioned "Investment Objectives and Criteria - Real Property Investments" beginning on page 83 of the prospectus is supplemented with the following information:

       On April 12, 2004, we acquired an undivided 36.31276% tenant in common interest in Enclave on the Lake, a 6-story office building containing approximately 171,090 rentable square feet and located on approximately 6.75 acres of land in Houston, Texas (the "Enclave Property"). The purchase price for our 36.31276% undivided tenant in common interest in the Enclave Property was $10,403,606, plus its proportionate share of the closing costs. We used borrowings of $7,262,552 under a Loan Agreement (the "State Farm Loan Agreement") with State Farm Life Insurance Company ("State Farm") to pay a portion of such purchase price and paid the remaining purchase price from proceeds of our offering of our common stock to the public. Our tenant in common interest is held by Behringer Harvard Enclave H LP, an entity that is wholly owned by our operating partnership, Behringer Harvard Operating Partnership I LP. The purchase price for the transaction was determined through negotiations between the seller, SVF Enclave Limited Partnership, an unrelated third party, ("SVF Enclave"), and Behringer Advisors LP, our advisor. In evaluating the Enclave Property as a potential acquisition and determining the appropriate amount of consideration to be paid for our interest in the Enclave Property, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from tenants from rent and expense reimbursements less the Enclave Property's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, tenant mix, quality of tenants, length of leases, price per square foot, and occupancy. Our advisor believes that the Enclave Property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, is adequately insured and has been professionally managed.

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       Enclave on the Lake, which was constructed in 1999, is 100% leased to two tenants: SBM-IMODCO, Inc. and Atlantia Offshore Limited, both 100% wholly-owned subsidiaries of IHC Caland N.V., a Netherlands-based holding company involved in offshore oilfield services, marine dredging, shipping and mining. IHC Caland
N.V. has not provided any guaranties with respect to the payment of rent under the leases.

       Established in 1958 and acquired by IHC Caland in 1990, SBM-IMODCO, Inc., manufactures and sells floating production, storage and offloading system projects. Its clients include major oil and gas operators (both independents and contractors) as well as companies involved in transporting slurries and other fluids. SBM-IMODCO leases 90,663 square feet for a current monthly base rent of $173,771 under a lease that expires in February 2012. SBM-IMODCO has two five-year renewal options available.

       Atlantia Offshore Limited was founded in 1979 as a full-service offshore engineering company and was acquired by IHC Caland in 2001. Atlantia Offshore Limited leases 80,428 square feet for a current monthly base rent of $154,154 under a lease that expires in February 2012. Atlantia Offshore Limited has two five-year renewal options available.

       The remaining tenant in common interests in the Enclave Property were acquired by various investors who purchased their interests in a private offering sponsored by our affiliate, Behringer Harvard Holdings, LLC. Each tenant in common investor, including us, is a borrower under the State Farm Loan Agreement. The total borrowings of all tenant in common interest holders under the State Farm Loan Agreement was $20,000,000 (the "State Farm Loan"). The interest rate under the State Farm Loan is fixed at 5.45% per annum. The State Farm Loan Agreement allows for prepayment of the entire outstanding principal after 42 months from the date of the State Farm Loan Agreement subject to the payment of a prepayment penalty. No prepayment penalty is due after 81 months from the date of the State Farm Loan Agreement. The State Farm Loan has a seven year term.

       Under the State Farm Loan Agreement, each tenant in common interest holder's liability is joint and several based upon its pro rata ownership of the Enclave Property, except that subject to non-recourse provisions that provide that State Farm may not levy or execute judgment upon any property of the borrowers or their guarantors other than the Enclave Property, except as to a borrower and its guarantors, such borrower's Acts and Omissions (as defined below). Behringer Harvard Holdings, LLC and Robert M. Behringer are guarantors of our interest in the State Farm Loan. Each borrower and its guarantors (the "Liable Parties") are liable for all losses incurred by State Farm attributable to the acts or omissions of the applicable Liable Party arising from or related to the following (the "Acts and Omissions"):

       1. Any rents received by any of the Liable Parties from tenants of the Enclave Property and not applied to the indebtedness or the operating expenses of the Enclave Property in accordance with the State Farm Loan Agreement, either within one hundred eighty (180) days prior to such Event of Default or any time after an Event of Default;

       2. The misapplication or misappropriation of any tenant security deposits, advance or prepaid rents, cancellation or termination fees or other similar sums paid to or held by the Liable Parties, any affiliate of the Liable Parties or any other person or entity (other than State Farm) in connection with the operation of the Enclave Property in violation of the State Farm Loan Agreement or any leases affecting the Enclave Property;

       3. Any amount(s) necessary to repair or replace any damage to or destruction of the Enclave Property which is caused by any willful or wanton act or omission on the part of any of the Liable Parties including, without limitation, waste or any act of arson or malicious destruction by any of the Liable Parties;

       4. The failure to maintain insurance as required by the State Farm Loan Agreement or any leases affecting the Enclave Property or the failure to timely pay insurance premiums, real estate taxes, regular or special assessments or utility charges affecting the Enclave Property to the extent funds (plus any distributions made to the tenants in common during the period of such failure) are, or were, available from the operation of the Enclave Property;

       5. Any payments, dividends or distributions made to any Liable Party in violation of the terms of the State Farm Loan Agreement either within one hundred eighty (180) days prior to such Event of Default or any time after such Event of Default;

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       6.     Transfers of any interest in the Enclave Property in violation of the State Farm Loan Agreement;

       7. Any insurance proceeds or condemnation awards received by any of the Liable Parties and not delivered over to State Farm or used for restoration of the Enclave Property in accordance with the terms of the State Farm Loan Agreement;

       8. Any fraud or willful misrepresentation of a material fact by any of the Liable Parties in any document executed or presented to State Farm in connection with the State Farm Loan; or

       9. Any use, generation, storage, release, threatened release, discharge, disposal, or presence on, under, or about the Enclave Property of any materials, substances or wastes defined or classified as hazardous or toxic under applicable Federal, State or local laws or regulations or arising out of or from any failure on the part of any of the Liable Parties to comply with the provisions of the Environmental Indemnification Agreement for which each borrower and its guarantor is liable regardless of fault.

       In general, no sale, encumbrance or other transfer of interest in the Enclave Property, including our tenant in common interest, is permitted without State Farm's prior written consent. We have the right prior to October 1, 2004 (the "Syndication Period"), to sell and transfer one or more undivided interests in the Enclave Property. Transfer of an interest in the Enclave Property, with an assumption of the State Farm Loan by the buyer, is subject to State Farm's approval of the buyer and satisfaction of certain other conditions, including payment of a $2,500 processing fee and upon the recommended approval of such transfer, an approval fee of $2,500. After the end of the Syndication Period, the State Farm Loan allows for the transfers of up to six additional tenants in common.

       The tenants in common, including us, have also entered into both a Tenants in Common Agreement and a Property and Asset Management Agreement. The tenants in common are each obligated to pay their pro rata share of any future cash contributions required in connection with the ownership, operation, management and maintenance of Enclave on the Lake, as determined by Behringer Harvard TIC Management Services LP, a Texas limited partnership which is a subsidiary of our property manager (the "Property Manager"). Under the Tenants in Common Agreement if any tenant in common fails to pay any required cash contribution, any other tenant in common may pay such amount. The nonpaying tenant in common is required to reimburse the paying tenant(s) in common within 30 days, together with interest at 10% per annum (but not more than the maximum rate allowed by law). Under the Property and Asset Management Agreement, the Property Manager may also withhold distributions to the nonpaying tenant in common and pay such distributions to the paying tenant(s) in common until such reimbursement is paid in full. In addition, the paying tenant(s) in common may be able to obtain a lien against the undivided interest in the property of the nonpaying tenant in common and exercise other legal remedies. The tenants in common also are required to indemnify the other tenants in common to the extent such other person pays for a liability of a tenant in common or in the event a tenant in common causes a liability as a result of such tenant in common's actions or inactions.

       All of the tenants in common must approve certain decisions relating to the Enclave Property, including any future sale, exchange, lease, release of all or a portion of the Enclave Property, any loans or modifications of any loans secured by the Enclave Property, the approval of any property management agreement, or any extension, renewal or modification thereof. All other decisions relating to the Enclave Property require the approval of a majority of the tenants in common. If a tenant in common votes against or fails to consent to any action that requires the unanimous approval of the tenants in common when at least 50% of the tenants in common have voted or provided consent for such action, Behringer Harvard Enclave H LP or its affiliates have the option to purchase such dissenting tenant in common's interest for fair market value.

       Each tenant in common may sell, transfer, convey, pledge, encumber or hypothecate its undivided interest in the Enclave Property or any part thereof, provided that any transferee shall take such interest subject to the Tenants in Common Agreement and the Property and Asset Management Agreement (to the extent the Property and Asset Management Agreement is then in effect); provided, further however, such party must first provide Behringer Harvard Enclave H LP and its affiliates, including us, and second the other tenants in common, with the right to make an offer to purchase such selling party's interest.

       Under the Tenants in Common Agreement, all income, expenses, loss, liabilities and cash flow from the Enclave Property, and all cash proceeds from any sale, exchange or refinancing of the Enclave Property, and all liabilities of the Enclave Property (except for items separately determined such as real estate taxes and management fees), are allocated to the tenants in common in proportion to their undivided interests in the Enclave Property.

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       The tenants in common have no right to possession of the Enclave
Property. However, any tenant in common may partition the Enclave Property subject to first offering to sell its undivided interest to Behringer Harvard Enclave H LP, or its affiliates at fair market value (as defined in the Tenants in Common Agreement) and second, offering to sell its undivided interest to the other tenants in common at fair market value.

       The Tenants in Common Agreement provides Behringer Harvard Enclave H LP or its affiliates with an option to purchase any defaulting tenant in common's undivided interest in the Enclave Property at fair market value. A defaulting tenant in common is any tenant in common who is in default under the State Farm Loan Agreement, the Property and Asset Management Agreement and/or the Tenants in Common Agreement. However, neither Behringer Harvard Enclave H LP nor its affiliates are under any obligation to purchase a defaulting tenant in common's interest.

       In addition, Behringer Harvard Enclave H LP has the option, but not the obligation, to purchase all of the tenants in common's undivided interests in the Enclave Property by providing notice of its election to exercise this option to the Tenants in Common no sooner than three months prior to the end of the State Farm Loan term and no later than 30 days prior to the end of the State Farm Loan for the fair market value of the interests. In our discretion, we may offer the tenants in common the option to exchange their interests for partnership interests in our operating partnership, Behringer Harvard Operating Partnership I LP, at then current fair market value of our common stock.

       The Property and Asset Management Agreement remains in effect until the earlier to occur of (i) the sale of the property or any portion thereof, as to such portion of the property sold only (other than any sale of an undivided interest held by a tenant in common to a party that will acquire such interest subject to the Tenants in Common Agreement and the Property and Asset Management Agreement), or (ii) December 31, 2025; provided, however, the Property and Asset Management Agreement terminates on December 31, 2004 and each anniversary of such date unless all of the tenants in common consent to the continuation of the Property and Asset Management Agreement. In addition, the Property and Asset Management Agreement may be terminated by the Property Manager for any reason upon 60 days written notice or in the event the tenants in common are in default in the performance of any of their obligations under the agreement and such default remains uncured for 30 days following written notice.

       The Property Manager has the sole and exclusive right to manage, operate, lease, and supervise the overall maintenance of the Enclave Property. Among other things, the Property Manager has the authority to negotiate and enter into leases of the Enclave Property on behalf of the tenants in common (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from Enclave Property cash flow or reserves and to require additional cash contributions from the tenants in common.

       As compensation for its services, the Property Manager or its affiliates is entitled to certain reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

       1. A Property Management Fee equal to 3.0% of the monthly gross revenues from the Enclave Property. Upon a sale of the Enclave Property, the Property Manager shall receive additional compensation equal to the previous month's Property Management Fee as compensation for work to be performed in connection with the sale or completion of managing matters relating to each tenant.

       2. An annual Asset Management Fee of $42,000 for supervising the overall management and operation of the Enclave Property. The Asset Management Fee is pro rated for any partial year and shall be payable pro rata on a monthly basis on the first day of each month. The Property Manager may defer, in its sole discretion, all or any portion of such Asset Management Fee. Any such unpaid Asset Management Fees shall, in all events, be paid upon the earliest to occur of the following events: (i) the termination of the Property and Asset Management Agreement, (ii) the sale of the Enclave Property, or (iii) ten years from the accrual of any such unpaid Asset Management Fee. Upon termination of the Property and Asset Management Agreement or upon a sale of the property, the parties will prorate the Asset Management Fee on a daily basis to the effective date of such cancellation or termination.

       3. A Leasing Commission equal to (i) 4.0% of base rent of new leases, expansions, extensions and renewals that are not co-brokered; or
              (ii) 6.0% of base rent of leases that are co-brokered. Leasing commissions due with respect to new leases shall be payable 50% upon the execution of the lease by both the owner and the lessee and receipt by the owner of any required security deposit and 50% within ten days of the date the lessee accepts its leased premises.

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       4.     A Construction Management Fee equal to 5.0% of any amount
              (including related professional services) expended for construction, tenant improvement or repair projects with respect to the Enclave Property.

       5. A Financing Fee equal to 1.0% of the principal amount of any loan obtained by or for the tenants in common; provided, however, no separate financing fee will be paid with respect to the State Farm Loan. Any financing fee will be payable to the Property Manager or its Affiliate whether or not an outside loan broker is used.

       6. In connection with any sale, exchange or other disposition of the Enclave Property, or any portion thereof (including an undivided interest of a single tenant in common), an amount equal to 2.5% of the sales price if the Property Manager or its Affiliates participates in the sale, exchange or other disposition. If there is a broker fee paid to a third party broker in connection with a sale, exchange or other disposition of the property, the payment to the third party broker shall be paid out of the fee paid to the Property Manager.

       Notwithstanding the foregoing, no fees charged to us that would be charged to us by its advisor or by our general property manager, HPT Management Services LP, will exceed those which may be charged to us by the Property Manager for Enclave on the Lake.

       Behringer Harvard Holdings is the parent company of our advisor, Behringer Advisors LP. As of March 31, 2004, Robert Behringer, our President, Chief Executive Officer and Chairman of the Board, owned approximately 54% of the limited liability company interests of Behringer Harvard Holdings and all of its voting interests. In addition, Mr. Behringer is sole manager of Behringer Harvard Holdings.

SHARE REDEMPTION PROGRAM

       The following information replaces the information in third paragraph of the section of our prospectus under the heading "Description of Shares - Share Redemption Program" beginning on page 116 of the prospectus:

       In addition, and subject to the conditions and limitations described below, we will redeem shares upon the death of a stockholder who is a natural person, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder or the recipient of the shares through bequest or inheritance. We must receive the written notice within 180 days after the death of the stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as a trust, partnership, corporation or other similar entity, the right of redemption upon death does not apply.






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